

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

Carlos Brandão
Chief Financial Officer
Oi S.A. - In Judicial Reorganization
Rua Humberto de Campos 425, 8th floor, Leblon
22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

Re: Oi S.A. - In Judicial Reorganization
   Registration Statement on Form F-1
   Filed February 1, 2019
   File No. 333-229463

Dear Mr. Brandão:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Mark Bagnall